UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 9, 2024

CATCHA INVESTMENT CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40061	98-1574476
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

3 Raffles Place #06-01, Bharat Building, Singapore	048617
(Address of principal executive offices)	(Zip Code)

+65 6325-2788

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	CHAA	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously announced in a definitive proxy statement filed with the SEC on May 6, 2024, Catcha Investment Corp (the “Company”) has determined to hold an extraordinary general meeting of its shareholders to extend the date by which the Company has to consummate a business combination (the “Extension Meeting”) to be held on Wednesday, May 15, 2024, at 10:00 a.m., Eastern Time. In addition, the Company announced in definitive additional materials on Schedule 14A filed with the SEC on May 3, 2024 that it had determined to postpone its extraordinary general meeting of shareholders relating to shareholder approval of the Company’s entry into a Business Combination Agreement (as defined in the Company’s proxy statement related to the Business Combination Meeting) and a related Merger (as defined in the Company’s proxy statement related to the Business Combination Meeting) and Plan of Merger (as defined in the Company’s proxy statement related to the Business Combination Meeting) (the “Business Combination Meeting”), which will now be held on Wednesday, May 15, 2024, at 11:00 a.m., Eastern Time.

Holders of the Company’s Class A ordinary shares are entitled to request that the Company redeem all or a portion of their shares for cash in connection with each of the Extension Meeting and Business Combination Meeting until 5:00 p.m., Eastern Time, on Monday, May 13, 2024 (two business days prior to the Extension Meeting and the Business Combination Meeting).

The Company intends to conduct either the Business Combination Meeting or the Extension Meeting on May 15, 2024, but not both. The Company expects to decide which meeting to conduct and to announce the postponement or cancellation of the other meeting no later than prior to the opening of trading on NYSE on Monday, May 13, 2024. If the Company determines that it is likely to complete the Proposed Business Combination (as defined in the Company’s proxy statement related to the Business Combination Meeting) on or prior to May 17, 2024, then it will conduct the Business Combination Meeting and cancel the Extension Meeting. However, if the Company determines that it will need more time to complete the Proposed Business Combination, then it will conduct the Extension Meeting and postpone the Business Combination Meeting. Key determining factors as to the timing of completion of the Proposed Business Combination include the completion of audits of the Company and Crown’s financial statements, obtaining financing for the Proposed Business Combination and continuing post-closing operations of Pubco (as defined in the Company’s proxy statement related to the Business Combination Meeting) and approval of listing of Pubco’s securities on Nasdaq or the NYSE American. The Company expects to announce additional details with respect to the financing prior to the deadline for redemptions in connection with the Business Combination Meeting.

The Company is making this announcement in order to assist holders of public shares in ensuring that any exercises of redemption rights or reversals thereof are made in connection with the applicable meeting.

If you submitted public shares for redemption in connection with the Extension Meeting and you want to ensure such public shares are redeemed in the event that the Extension Meeting is cancelled and the Business Combination Meeting is conducted and the Proposed Business Combination is consummated, you must (or must direct your bank, broker or other nominee to) also instruct our transfer agent to redeem such public shares in connection with the Proposed Business Combination no later than the redemption deadline relating to the Business Combination Meeting on May 13, 2024. However, there is no assurance that the Company will hold the Business Combination Meeting and implement the Proposed Business Combination. If the Company postpones the Business Combination Meeting and conducts the Extension Meeting, any public shares originally submitted for redemption in connection with the Extension Meeting (but only such shares that were submitted for redemption in connection with such Extension Meeting) and also instructed to be redeemed in connection with the Business Combination Meeting will be automatically subject to redemption in connection with the Extension, unless you withdraw such redemption request prior to May 13, 2024. However, if you only elect to redeem your public shares in connection with the Business Combination Meeting (and you did not previously submit such shares for redemption in connection with the Extension Meeting), your public shares will not be redeemed in connection with the Extension Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 9, 2024

CATCHA INVESTMENT CORP

By:	/s/ Patrick Grove
Name:	Patrick Grove
Title:	Chairman and Chief Executive Officer

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